Exhibit 99.2

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE CLOSES RIGHTS OFFERING TO SHAREHOLDERS
Generates $1.65 million in gross proceeds

Toronto, ON - August 23, 2007 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a provider of web-based asset management applications and services, announced today that it has successfully closed its rights offering to eligible shareholders, generating gross proceeds of $1.65 million that will be earmarked for working capital purposes.

“I’m delighted with this result,” said Duncan Copeland, CEO of Northcore Technologies.  “All of us at Northcore thank our shareholders for this tremendous vote of confidence.  We’ve got hard work to do to live up to our end of the bargain, but this infusion of working capital lets us hire more skilled people to grow our relationships with our customers, such as GE .”

As a result of the rights offering, Northcore will issue 20,628,302 common shares, each priced at $0.08 per share.  The total represents 95 percent of shares made available through the rights offering.

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment.  Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services.   Current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli,        Tel: (416) 640-0400 ext. 273, E-mail: jracanelli@northcore.com